UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                 Petrobras International Finance Company - PIFCo
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                 (Translation of Registrant's Name Into English)



                                 Cayman Islands
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                 (Jurisdiction of incorporation or organization)



                     Anderson Square Building, P.O. Box 714
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                            George Town, Grand Cayman
                             Cayman Islands, B.W.I.
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F x                    Form 40-F
                          ---                            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                            No x
                    ---                           ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          THIRD SUPPLEMENTAL INDENTURE

          THIRD SUPPLEMENTAL INDENTURE (the "Third Supplemental Indenture"), effective as of December 10, 2003, by and among Petrobras International Finance Company, an exempted company incorporated with limited liability under the laws of the Cayman Islands, having its principal office at Anderson Square Building, P.O. Box 714, George Town, Grand Cayman, Cayman Islands (the "Company"), JPMorgan Chase Bank, a New York banking corporation, as Trustee hereunder (the "Trustee"), and Petroleo Brasileiro S.A. - PETROBRAS, a mixed capital company (sociedade de economia mista) organized under the laws of Brazil, having its principal office at Avenida Republica do Chile, 65, 20035-900 Rio de Janeiro - RJ, Brazil ("Petrobras").

                              W I T N E S S E T H:

          WHEREAS, the Company and the Trustee previously have entered into an indenture, dated as of July 19, 2002 (the "Original Indenture", and as supplemented by this Third Supplemental Indenture and any further supplements thereto, the "Indenture"), providing for the issuance from time to time of secured or unsecured debentures, notes or other evidences of indebtedness of the Company to be issued in one or more series as provided in the Indenture;

          WHEREAS, Section 9.01 of the Indenture provides that, subsequent to the execution of the Original Indenture and subject to satisfaction of certain conditions, the Company and the Trustee may enter into one or more indentures supplemental to the Original Indenture to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Securities (as defined in the Indenture);

          WHEREAS, on the date hereof the Company intends to issue pursuant to its Registration Statement on Form F-3 (File No. 333-92044) (the "Registration Statement"), effective on August 14, 2002, the Prospectus Supplement dated December 3, 2003 and related Base Prospectus dated August 14, 2002 (collectively, the "Offering Document") and the Indenture, U.S. $750,000,000 of its 8.375% Global Notes due 2018, in the form attached as Exhibit A hereto (the "Notes"), having the terms and conditions contemplated in the Offering Document as provided for in the Original Indenture, as supplemented by this Third Supplemental Indenture;

          WHEREAS, as contemplated in the Offering Document, Petrobras and the Trustee intend, in connection with the issuance of the Notes, to (i) enter into a Standby Purchase Agreement, dated as of the date hereof in the form attached as Exhibit B hereto (the "Standby Purchase Agreement"), to provide the holders of the Notes (the "Holders") with assurances that, if the Company shall fail to make all required payments of principal, interest or other amounts due in respect of the Notes and the Indenture, Petrobras will purchase the rights of the Holders to receive such amounts in consideration of the payment by Petrobras of an amount of funds equal to the amounts then owed under the Indenture and the Notes, subject to the provisions thereof and (ii) grant Holders of the Notes direct rights against Petrobras in respect of the Standby Purchase Agreement by Petrobras being a party to the Indenture as provided herein;

          WHEREAS, the Trustee has provided to the Company and Petrobras Statements of Eligibility under the Trust Indenture Act of 1939, as amended, with respect to each of the Companies which have been filed as exhibits to the Registration Statement;

          WHEREAS, any and all conditions and requirements necessary to make this Third Supplemental Indenture a valid, binding, and legal instrument in accordance with the terms of the Indenture have been performed and fulfilled and the execution and delivery of this Third Supplemental Indenture have been in all respects duly authorized;

          WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Third Supplemental Indenture; and

          WHEREAS, the Company and Petrobras have requested that the Trustee execute and deliver this Third Supplemental Indenture;

          NOW, THEREFORE, for and in consideration of the premises and the mutual covenants contained herein and in the Indenture and for other good and valuable consideration, the receipt and sufficiency of which are herein acknowledged, the Company, Petrobras and the Trustee hereby agree, for the equal and ratable benefit of all Holders, as follows:

                                    ARTICLE 1
                                   DEFINITIONS


          Section 1.01. Defined Terms. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Indenture, as supplemented and amended hereby. All definitions in the Original Indenture shall be read in a manner consistent with the terms of this Third Supplemental Indenture.

          Section 1.02. Additional Definitions. (a) For the benefit of the Holders of the Notes, Section 1.01 of the Original Indenture shall be amended by adding the following new definitions:

               "Closing Date" means December 10, 2003.

               "Currency Judgment" has the meaning set forth in Section 2.03(e) herein.

               "Default Rate" has the meaning set forth in Section 2.01(f) herein.

               "Denomination Currency" has the meaning set forth in Section 2.03(e) herein.

               "Denomination Judgment" has the meaning set forth in Section 2.03(e) herein.

               "Interest Period" means the period beginning on an Interest Payment Date and ending on the day before the next Interest Payment Date, except that the first Interest Period shall be the period beginning on the Closing Date and ending on the day before the next Interest Payment Date.

               "Lien" means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset, including, without limitation, any equivalent created or arising under applicable Law.

               "Material Subsidiary" means, as to any Person, any Subsidiary of such Person which, on any given date of determination, accounts for more than 7.5% of Petrobras' total consolidated assets, as such total assets are set forth on the most recent consolidated financial statements of Petrobras prepared in accordance with U.S. GAAP (or if Petrobras does not prepare financial statements in U.S. GAAP, consolidated financial statements prepared in accordance with Brazilian generally accepted accounting principles).

               "Offering Document" shall have the meaning set forth in the recitals to the Third Supplemental Indenture.

               "Payment Account" has the meaning set forth in Section 2.01(g) herein.

               "Permitted Lien" means a:

               (a) Lien arising by operation of law, such as merchants', maritime or other similar Liens arising in the Company's ordinary course of business or that of any Subsidiary or Lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;

               (b) Lien arising from the Company's obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with the Company's past practice;

               (c) Lien arising in the ordinary course of business in connection with Indebtedness maturing not more than one year after the date on which such Indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;

               (d) Lien granted upon or with respect to any assets hereafter acquired by the Company or any Subsidiary to secure the acquisition costs of such assets or to secure Indebtedness incurred solely for the purpose of financing the acquisition of such assets, including any Lien existing at the time of the acquisition of such assets as long as the maximum amount so secured shall not exceed the aggregate acquisition costs of all such assets or the aggregate Indebtedness incurred solely for the acquisition of such assets;

               (e) Lien granted in connection with the Indebtedness of a Wholly-Owned Subsidiary owing to the Company or another Wholly-Owned Subsidiary;

               (f) Lien existing on any asset or on any stock of any Subsidiary prior to the acquisition thereof by the Company or any Subsidiary as long as such Lien is not created in anticipation of such acquisition;

               (g) Lien existing as of the date of the Indenture;

               (h) Lien resulting from the Transaction Documents;

               (i) Lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by the Company, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on such securities for a period of up to 24 months as required by any Rating Agency as a condition to such Rating Agency rating such securities investment grade or as is otherwise consistent with market conditions at such time, as such conditions are satisfactorily demonstrated to the Trustee;

               (j) Lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any Indebtedness secured by Lien referred to in paragraphs
          (a) through (i) above (but not paragraph (c)), provided that such Lien does not extend to any other property, the principal amount of the Indebtedness secured by such Lien is not increased, and in the case of paragraphs (a), (b) and (c), the obligees meet the requirements of such paragraphs; and

               (k) Lien in respect of Indebtedness the principal amount of which in the aggregate, together with all Liens not otherwise qualifying as the Company's Permitted Liens pursuant to clauses (a) through (j) of this definition, does not exceed 7.5% of the Company's consolidated total assets (as determined in accordance with U.S. GAAP) at any date as at which the Company's balance sheet is prepared and published in accordance with applicable Law.

               "Taxing Jurisdiction" shall mean, Brazil, the Cayman Islands, Luxembourg or any other jurisdiction in which the Company appoints a paying agent hereunder or any political subdivision or any taxing authority thereof or therein.

                                    ARTICLE 2
                               TERMS OF THE NOTES

          Section 2.01. General. In accordance with Section 3.01 of the Original Indenture, the following terms relating to the Notes are hereby established:

          (a) Title: The Notes shall constitute a series of Securities having the title "8.375% Global Notes due 2018".

          (b) Aggregate Amount: The aggregate principal amount of the Notes that may be initially authenticated and delivered under the Third Supplemental Indenture shall be U.S.$750,000,000. As provided in the Original Indenture, the Company may, from time to time, without the consent of the Holders of Notes, issue Add On Notes having identical terms (including CUSIP, ISSN and other relevant identifying characteristics as the Notes), so long as, on the date of issuance of such Add On Notes: (i) no Default or Event of Default shall have occurred and then be continuing, or shall occur as a result of the issuance of such Add On Notes, (ii) such Add On Notes shall rank pari passu with the Notes and shall have identical terms, conditions and benefits as the Notes and be part of the same series as the Notes, (iii) the Company and the Trustee shall have executed and delivered a further supplemental indenture to the Indenture providing for the issuance of such Add On Notes and reflecting such amendments to the Indenture as may be required to reflect the increase in the aggregate principal amount of the Notes resulting from the issuance of the Add On Notes,
(iv) Petrobras and the Trustee shall have executed and delivered an amended Standby Purchase Agreement reflecting the increase in the aggregate principal amount of the Notes resulting from the issuance of the Add On Notes and (v) the Trustee shall have received all such opinions and other documents as it shall have requested, including an Opinion of Counsel stating that such Add On Notes are authorized and permitted by the Indenture and all conditions precedent to the issuance of such Add On Notes have been complied with by the Company and Petrobras. All Add On Notes issued hereunder will, when issued, be considered Notes for all purposes hereunder and will be subject to and take the benefit of all of the terms, conditions and provisions of this Indenture.

          (c) Ranking: The Notes (including the Add On Notes) shall be general senior unsecured and unsubordinated obligations of the Company and shall at all times rank pari passu among themselves and at least equal in right of payment with all of the Company's other present and future unsecured and unsubordinated obligations from time to time outstanding that are not, by their terms, expressly subordinated in right of payment to the Notes.

          (d) Maturity: The entire outstanding principal of the Notes shall be payable in a single installment on December 10, 2018 (the "Stated Maturity"). No payments in respect of the principal of the Notes shall be paid prior to the Stated Maturity except in the case of the occurrence of an Event of Default and acceleration of the aggregate outstanding principal amount of the Notes, upon redemption prior to the Stated Maturity pursuant to Section 11.08 of the Indenture.

          (e) Interest: Interest shall accrue on the Notes at the rate of 8.375% per annum until all required amounts due in respect of the Notes have been paid. All interest shall be paid by the Company to the Trustee and distributed by the Trustee in accordance with this Indenture semiannually in arrears on June 10 and December 10 of each year (or, as provided in the Original Indenture, if such date is not a Business Day, the next succeeding Business Day following such day) during which any portion of the Notes shall be Outstanding (each, an "Interest Payment Date"), commencing on June 10, 2004 to the Person in whose name a Note is registered at the close of business on the preceding Regular Record Date (which shall mean, with respect to any payment to be made on an Interest Payment Date, the Business Day that is ten Business Days prior to such Interest Payment Date.) As provided in the Original Indenture, (i) interest shall be calculated based on a 360-day year of twelve 30-day months, (ii) payment of principal and interest and other amounts on the Notes will be made at the Corporate Trust Office of the Trustee in New York City, or such other paying agent office in the United States as the Company appoints, in the form provided for in Section 10.17 of the Indenture, (iii) all such payments to the Trustee shall be made by the Company by depositing immediately available funds in U.S. dollars one Business Day prior to the relevant Interest Payment Date to the Payment Account and (iv) so long as any of the Notes remain Outstanding, the Company shall maintain a paying agent in New York City.

          (f) Default Rate: Upon the occurrence and during the continuation of an Event of Default, (i) interest on the outstanding principal amount of the Notes shall accrue on the Notes at a rate equal to 1.0% per annum above the interest rate on the Notes at that time (the "Default Rate") and (ii) to the fullest extent permitted by law, interest shall accrue on the amount of any interest, fee, Additional Amounts, or other amount payable under the Indenture and the Notes that is not paid when due, from the date such amount was due until such amount shall be paid in full, excluding the date of such payment, at the Default Rate.

          (g) Payment Account: On the Closing Date, the Trustee shall establish (and shall promptly notify the Company of the establishment of such account, including the relevant account numbers and other relevant identifying details) and, until the Notes and all accounts due in respect thereof have been paid in full, maintain a special purpose non-interest bearing trust account (the "Payment Account") into which all payments required to be made by the Company under or with respect to the Notes shall be deposited. The Company agrees that the Payment Account shall be maintained in the name of the Trustee and under its sole dominion and control (acting on behalf of the Holders of the Notes) and used solely to make payments of principal, interest and other amounts from time to time due and owing on, or with respect to, the Notes. No funds contained in the Payment Account shall be used for any other purpose or in any manner not expressly provided for herein nor shall the Company or any other Person have an interest therein or amounts on deposit therein. All amounts on deposit in the Payment Account on any Interest Payment Date after the Trustee has paid all amounts due and owing to the holders of the Notes as of such Interest Payment Date shall be retained in the Payment Account and used by the Trustee to pay any amounts due and owing to the Holders of the Notes on the next succeeding Interest Payment Date.

          (h) Form and Denomination: The Notes shall be issuable in whole in the registered form of one or more Global Notes (without coupons), in minimum denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof, and shall be transferable in integral multiples of U.S.$1,000 and the Depository for such Global Notes shall be The Depository Trust Company, New York, New York.

          (i) Standby Purchase Agreement: The Notes shall have the benefit of the Standby Purchase Agreement in the manner provided in Article 3 of this Third Supplemental Indenture.

          (j) Rating: The Notes can be issued without the requirement that they have any rating from a nationally recognized statistical rating organization.

          (k) Optional Early Redemption: The Notes are not redeemable at the Company's option prior to the Stated Maturity except in the circumstances provided for in Section 11.08 of the Indenture.

          (l) Conversion: The Notes will not be convertible into, or exchangeable for, any other securities.

          Section 2.02. Amendments to Article Five Relating to Events of Default. (a) Restated Events of Default: As it applies to the Notes, Section
5.01 of the Original Indenture shall be amended to read in its entirety as follows:

          "Section 5.01 Events of Default

               "Event of Default," wherever used herein with respect to the Notes, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

               1. The Company shall fail to make any payment in respect of principal on any of the Notes whether on the Stated Maturity, upon redemption or prior to the Maturity or otherwise in accordance with the terms of the Notes and this Indenture, non-payment of which shall continue for a period of three calendar days and the Trustee shall not have otherwise received such amounts from Petrobras under the Standby Purchase Agreement, or otherwise by the end of such three calendar day period;

               2. The Company shall fail to make any payment in respect of any interest or other amounts due on or with respect to the Notes (including Additional Amounts, if any) in accordance with the terms of the Notes and this Indenture, non-payment of which shall continue for a period of 30 calendar days and the Trustee shall not have otherwise received such amounts from Petrobras under the Standby Purchase Agreement, or otherwise by the end of such 30 calendar day period;

               3. Any of the representations or warranties made by Petrobras under Sections 9(l), (p) (other than the last clause thereof), (q),
          (r), (s), (t), (y), (ee), (ff), (kk), (ll), (mm), (uu) and (vv) (but,
          in the case of Sections 9(s), (t), (y) and (ee), only to the extent that breach thereof affects the enforceability of the Indenture, the Standby Purchase Agreement or the Notes) under the Standby Purchase Agreement shall prove to be incorrect as of the time when the same shall have been made and as a result thereof there is a Material Adverse Effect;

               4. The Company or Petrobras shall fail to perform, or breach, any term, covenant, agreement or obligation contained in this Indenture or the Standby Purchase Agreement and such failure (other than any failure to make any payment under the Standby Purchase Agreement, for which there is no cure) is either incapable of remedy or continues for a period of 60 calendar days (inclusive of any time frame contained in any such term, covenant, agreement or obligation for compliance thereunder) after there has been received by the Company or Petrobras from the Trustee or the Holders of at least 25% in principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder;

               5. (i) The acceleration of any Indebtedness of the Company, Petrobras or any Material Subsidiary thereof in accordance with the terms of such Indebtedness, it being understood that prepayment or redemption by the Company, Petrobras or the relevant Material Subsidiary thereof of any Indebtedness is not acceleration for this purpose; (ii) the Company, Petrobras or any Material Subsidiary thereof shall fail to pay any Indebtedness when due or, as the case may be, beyond any applicable grace period specified in the underlying transaction document; or (iii) the Company, Petrobras or any Material Subsidiary thereof shall fail to pay when due any amount payable by it under any Guarantee for, or indemnity in respect of, the Indebtedness of any other Person; provided, however, that the aggregate amount of any such Indebtedness falling within (i), (ii) or (iii) above (as to which the time for payment has not been extended by the relevant obligees) equals or exceeds U.S.$100,000,000 (or its equivalent in another currency);

               6. One or more final and non-appealable judgments or final decrees is entered against the Company, Petrobras or any Material Subsidiary thereof involving in the aggregate a liability (not theretofore paid or covered by insurance) of U.S.$100,000,000 (or its equivalent in another currency) or more, and all such judgments or final decrees shall not have been vacated, discharged or stayed within 120 calendar days after the rendering thereof;

               7. The Company, Petrobras or any Material Subsidiary thereof stops payment of, or is generally unable to pay, its debts as and when they become due except (i) as is otherwise expressly provided under this Indenture or the Standby Purchase Agreement, or (ii) in the case of a winding-up, dissolution or liquidation for the purpose of and followed by a consolidation, merger, conveyance or transfer, the terms of which shall have been approved by a resolution of a meeting of the Holders;

               8. Proceedings are initiated against the Company, Petrobras or any Material Subsidiary thereof under any applicable bankruptcy, reorganization, insolvency, moratorium or intervention law or law with similar effect, or under any other law for the relief of, or relating to, debtors, and any such proceeding is not dismissed or stayed within 90 days after the entering of such proceeding, or an administrator, receiver, trustee, manager, fiduciary, statutory manager, intervener or assignee for the benefit of creditors (or other similar official) is appointed to take possession or control of, or a distress, execution, attachment or sequestration or other process is levied, enforced upon, sued out or put in force against, all or any material part of the undertaking, property, assets or revenues of the Company, Petrobras or any Material Subsidiary thereof;

               9. The Company, Petrobras or any Material Subsidiary thereof commences voluntarily or consents to judicial, administrative or other proceedings relating to it under any applicable bankruptcy, reorganization, insolvency, moratorium or intervention law or law with similar effect, or under any other law for the relief of, or relating to, debtors, or makes or enters into any composition, concordata or other similar arrangement with its creditors, or appoints or applies for the appointment of an administrator, receiver, trustee, manager, fiduciary, statutory manager, intervener or assignee for the benefit of creditors (or other similar official) to take possession or control of the whole or any material part of its undertaking, property, assets or revenues, or takes any judicial, administrative or other similar proceeding under any law for a readjustment or deferment of its Indebtedness or any part of it;

               10. An effective resolution is passed for, or any authorized action is taken by any court of competent jurisdiction, directing the winding-up, dissolution or liquidation of the Company, Petrobras or any Material Subsidiary thereof (other than in any of the circumstances referred to as exceptions in paragraph (6) above);

               11. Any event occurs that under the laws of any relevant jurisdiction has substantially the same effect as any of the events referred to in any of paragraphs (6), (7), (8) or (9) of this Section 5.01;

               12. Any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorization, exemption, filing, license, order, recording or registration) at any time required to be taken, fulfilled or done in order to (i) enable the Company and Petrobras lawfully to enter into, exercise its rights and perform and comply with its obligations under this Indenture, the Notes and the Standby Purchase Agreement, (ii) ensure that those obligations under this Indenture, the Notes and the Standby Purchase Agreement are legally binding and enforceable or (iii) make this Indenture, the Notes and the Standby Purchase Agreement admissible in evidence in the courts of Brazil and the Cayman Islands that is not taken, fulfilled or done within ten calendar days after notice thereof has been given to the Company or Petrobras by the Trustee or once any such authorization or consent has been given, is removed, withdrawn, modified, withheld or otherwise fails to remain valid and subsisting in full force and effect within ten calendar days after notice of such removal, withdrawal, modification, or failure has been given to the Company or Petrobras by the Trustee;

               13. This Indenture, the Notes, the Standby Purchase Agreement or any part thereof shall cease to be in full force and effect or binding and enforceable against the Company or Petrobras, it becomes unlawful for the Company or Petrobras to perform any material obligation under this Indenture, the Notes or the Standby Purchase Agreement, or the Company or Petrobras shall contest the enforceability of this Indenture, the Notes or the Standby Purchase Agreement or deny that it has liability under this Indenture, the Notes or the Standby Purchase Agreement; and

               14. Petrobras fails to retain at least 51% direct or indirect ownership of the outstanding voting and economic interests (equity or otherwise) of and in the Company."

          (b) Amendment to Acceleration Provision Relating to Events of Default:
As it applies to the Notes, Section 5.02 of the Original Indenture is hereby amended by deleting the references to "Section 5.01(6), 5.01(7), 5.01(8) or 5.01(9)" in the first and second sentences of the first paragraph and replacing them with references to "Section 5.01(7), 5.01(8), 5.01(9), 5.01(10) or
5.01(11)."

          Section 2.03. Amendments to Article 10 Relating to Covenants. (a) Use of Proceeds: As it applies to the Notes, Section 10.12 of the Original Indenture shall be amended to read in its entirety as follows:

          "Section 10.12 Use of Proceeds.

          The Company will use the proceeds from the offer and sale of the Notes after the deduction of any commissions principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt."

          (b) Statement of Officers as to Default and Notices of Events of
Default: As it applies to the Notes, Section 10.13 of the Original Indenture shall be amended by deleting the second sentence in its entirety and replacing it with the following:

          "Within 10 calendar days (or promptly with respect to Events of Default pursuant to Sections 5.01(4), 5.01(5), 5.01(6), 5.01(7), 5.01(8),
     5.01(9) and 5.01(10) hereunder and in any event no later than 10 calendar days) after the Company becomes aware or should reasonably become aware of the occurrence of an Event of Default pursuant to Section 5.01 hereunder, the Company shall provide notice to the Trustee of such occurrence, accompanied by an Officer's Certificate of the Company setting forth the details thereof."

          (c) Provision of Financial Statements and Reports: As it applies to the Notes, Section 10.14 of the Original Indenture shall be amended by deleting the second paragraph in its entirety and replacing it with the following:

          "The Company will provide, together with each of the financial statements delivered pursuant to this Section, an Officer's Certificate stating (A) that a review of the Company's activities has been made during the period covered by such financial statements with a view to determining whether the Issuer has kept, observed, performed and fulfilled its covenants and agreements under this Indenture; (B) a schedule specifying the amount of Indebtedness of the type described under clause (c) of "Permitted Lien" under Section 1.1 and the value of property securing such Indebtedness, in each case as of the last day covered by the financial statements specified above; and (C) that no Default or Event of Default has occurred during such period or, if one or more have actually occurred, specifying all such events and what actions have been taken and will be taken with respect to such Event of Default."

          (d) Additional Amounts: As it applies to the Notes, Section 10.19 of the Original Indenture shall be amended by:

          (i) deleting the word "Brazil" throughout such Section 10.19 and replacing it with the expression "Taxing Jurisdiction" (as defined in Section
1.02 of this Third Supplemental Indenture);

          (ii) adding the phrase, ", levies" after the phrase, "deduction or withholding for any present or future taxes" in the first sentence of such
Section 10.19;

          (iii) deleting the phrase, "who, with respect to any such tax, assessment or other governmental charge, is not resident in Brazil" in the first sentence of such Section 10.19;

          (iv) deleting the proviso to the first sentence of such Section 10.19 that includes clauses (1)-(7) thereof and ends with the phrase, "who would not have been entitled to such Additional Amounts had it been the Holder or beneficial owner, as the case may be, of such Security" and replacing such proviso with the following:

               "; provided, however, that the Company shall not be required to make any payment of Additional Amounts that is imposed due to any of the following:

               (1) such Holder or the Trustee has a connection with the Taxing Jurisdiction other than merely holding the Notes or receiving principal or interest payments on the Notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within the Taxing Jurisdiction);

               (2) any tax imposed on, or measured by, net income;

               (3) such Holder or the Trustee fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the Taxing Jurisdiction, if (x) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax, levy, deduction or other governmental charge, (y) such Holder or the Trustee is able to comply with such requirements without undue hardship and (z) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty will apply, the Company has notified all Holders that they will be required to comply with such requirements;

               (4) such Holder or the Trustee fails to present (where presentation is required) its Note within 30 calendar days after the Company has made available to such Holder or the Trustee a payment under the Notes and this Indenture, provided that the Company will pay Additional Amounts which a Holder or the Trustee would have been entitled to had the Note owned by such Holder or the Trustee been presented on any day (including the last day) within such 30 calendar day period;

               (5) any estate, inheritance, gift, value added, use or sales taxes or any similar taxes, assessments or other governmental charges; or

               (6) such taxes, levies, deductions or other governmental charges are imposed on a payment on the Notes to an individual and are required to be made pursuant to any European Union Council Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such directive;

               (7) where such Holder or the Trustee could have avoided such taxes, levies, deductions or other governmental charges by requesting that a payment on the Notes be made by, or presenting the relevant notes for payment to, another paying agent of the Company located in a member state of the European Union; or

               (8) where the Holder or the Trustee would have been able to avoid the tax, levy, deduction or other governmental charge by taking reasonable measures available to such Holder or the Trustee ."

          (v) adding the following new paragraph at the end of Section 10.19:

               "The Company shall promptly pay when due any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in a Taxing Jurisdiction from the execution, delivery, enforcement or registration of each Note or any other document or instrument referred to herein or therein. The Company shall indemnify and make whole the Holders of the Notes for any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies payable by the Issuer as provided in this paragraph paid by such Holder of the Notes. The Company shall, if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN council meeting of November 26-27, 2000 is brought into force, ensure that it maintains a paying agent hereunder in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to such Directive."

          (e) Additional Covenants Applicable to the Notes: As it applies to the Notes, Article 10 of the Original Indenture shall be amended to include the following:

          "Section 10.20 Negative Pledge

          So long as any Note remains Outstanding, the Company will not create or permit any Lien, other than a Permitted Lien, on any of the Company's assets to secure (a) any of the Company's Indebtedness or (b) the Indebtedness of any other Person, unless the Company contemporaneously creates or permits such Lien to secure equally and ratably the Company's obligations under the Notes and this Indenture or the Company provides such other security for the Notes as is duly approved by a resolution of the Holders of the Notes in accordance with this Indenture. In addition, the Company will not allow any of the Company's Subsidiaries to create or permit any Lien, other than a Permitted Lien, on any of its assets to secure (a) any of the Company's Indebtedness, (b) any of its own Indebtedness or (c) the Indebtedness of any other Person, unless it contemporaneously creates or permits the Lien to secure equally and ratably the Company's obligations under the Notes and this Indenture or the Company provides such other security for the Notes as is duly approved by a resolution of the Holders of the Notes.

          Section 10.21 Transactions with Affiliates

          The Company will not, and will not permit any of its Subsidiaries to, enter into or carry out (or agree to enter into or carry out) any transaction or arrangement with any Affiliate, except for any transaction or arrangement entered into or carried out on terms no less favorable to the Company or the Subsidiary than those which could have been obtained on an arm's-length basis with a person that is not an Affiliate. However, this requirement will not apply to transactions (i) between Petrobras and the Company or any of the Company's Subsidiaries or (ii) except as otherwise permitted under clause (i), between or among the Company, Petrobras and any of their respective Subsidiaries not involving any other Person so long as consummation of any transaction described in this clause (ii) will not have a Material Adverse Effect.

          Section 10.22 Currency Rate Indemnity. (a) The Company shall (to the extent lawful) indemnify the Trustee and the Holders of the Notes and keep them indemnified against:

          (i) in the case of nonpayment by the Company of any amount due to the Trustee, on behalf of the Holders of the Notes, under the Indenture any loss or damage incurred by any of them arising by reason of any variation between the rates of exchange used for the purposes of calculating the amount due under a judgment or order in respect thereof and those prevailing at the date of actual payment by the Company; and

          (ii) any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the local currency equivalent of the amounts due or contingently due under the Indenture or in respect of the Notes is calculated for the purposes of any bankruptcy, insolvency or liquidation of the Company, and (ii) the final date for ascertaining the amount of claims in such bankruptcy, insolvency or liquidation. The amount of such deficiency shall be deemed not to be increased or reduced by any variation in rates of exchange occurring between the said final date and the date of any bankruptcy, insolvency or liquidation or any distribution of assets in connection therewith.

          (b) The Company agrees that, if a judgment or order given or made by any court for the payment of any amount in respect of its obligations hereunder is expressed in a currency (the "Judgment Currency") other than U.S. dollars (the "Denomination Currency"), it will indemnify the relevant Holder against any deficiency arising or resulting from any variation in rates of exchange between the date at which the amount in the Denomination Currency is notionally converted into the amount in the Judgment Currency for the purposes of such judgment or order and the date of actual payment thereof.

          (c) The above indemnities shall constitute separate and independent obligations of the Company from its obligations under the Indenture, will give rise to separate and independent causes of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or the filing of any proof or proofs in any bankruptcy, insolvency or liquidation of the Company for a liquidated sum or sums in respect of amounts due under the Indenture or the Notes."

          Section 2.04. Application of the Article of the Indenture Regarding Defeasance and Covenant Defeasance. The provisions of Sections 14.01, 14.02 and
14.03 of the Original Indenture shall apply to the Notes.

                                    ARTICLE 3
                           STANDBY PURCHASE AGREEMENT

          Section 3.01. Execution. The Trustee is hereby authorized and directed to execute and deliver the Standby Purchase Agreement and to perform all of its duties and obligations thereunder.

          Section 3.02. Enforcement. The Trustee shall enforce the provisions of the Standby Purchase Agreement against Petrobras in accordance with the terms thereof and the terms of the Indenture and Petrobras, by execution of this Third Supplemental Indenture, and by so agreeing to become a party to the Indenture, agrees that each Holder of the Notes shall have direct rights under the Standby Purchase Agreement as if it were a party thereto.

          Section 3.03. Petrobras hereby (i) acknowledges and agrees to be bound by the provisions of Sections 1.08 and 3.14 of the Indenture and (ii) confirms that (A) its obligations under the Standby Purchase Agreement shall be issued pursuant to the Indenture and (B) it intends for the Holders of the Notes, in addition to those rights under the Standby Purchase Agreement as provided therein, to be entitled to the benefits of the Indenture with respect to their rights against Petrobras under the Standby Purchase Agreement.

          Section 3.04. Definition of the Term "Securities." For all purposes relating to the Notes, the term "Securities" in Section 1.01 of the Original Indenture shall be amended by inserting the following at the end thereof: "All references herein to any Securities shall be deemed to include the rights of the Holder thereof under any standby purchase agreement or guarantee arrangement entered into by Petrobras with the Trustee in connection with the issuance of such Securities pursuant to Section 3.14 hereof, which are an integral part of such Securities."

                                    ARTICLE 4
                                  MISCELLANEOUS

          Section 4.01. Effect of the Third Supplemental Indenture. This Third Supplemental Indenture supplements the Indenture and shall be a part, and subject to all the terms, thereof. The Original Indenture, as supplemented and amended by this Third Supplemental Indenture, is in all respects ratified and confirmed, and the Original Indenture and this Third Supplemental Indenture shall be read, taken and construed as one and the same instrument. All provisions included in this Third Supplemental Indenture supersede any conflicting provisions included in the Original Indenture unless not permitted by law. The provisions of this Third Supplemental Indenture are intended to apply solely to the Notes and the Holders thereof and shall not apply to any future issuance of securities by the Company (other than any Add On Notes as provided herein) and all references to provisions of the Original Indenture herein amended and restated or otherwise modified shall have effect solely with respect to the Notes contemplated in this Third Supplemental Indenture. The Trustee accepts the trusts created by the Original Indenture, as supplemented by this Third Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Original Indenture, as supplemented by this Third Supplemental Indenture.

          Section 4.02. Governing Law. This Third Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

          Section 4.03. Trustee Makes No Representation. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Third Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and Petrobras.

          Section 4.04. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of this Third Supplemental Indenture.

          Section 4.05. Counterparts. The parties may sign any number of copies of this Third Supplemental Indenture. Each signed copy shall be an original, but all of them shall represent the same agreement.

                     [SIGNATURE PAGE TO FOLLOW IMMEDIATELY]

          IN WITNESS WHEREOF, the parties have caused this Third Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.



                                        PETROBRAS INTERNATIONAL FINANCE COMPANY


                                        By: /s/ Joseph Vieira
                                            ------------------------------------
                                            Name:  Joseph Vieira
                                            Title: Assistant Finance Manager of
                                                   Petrobras' New York Office



                                        PETROLEO BRASILEIRO S.A. - PETROBRAS


                                        By: /s/ Joseph Vieira
                                            ------------------------------------
                                            Name:  Joseph Vieira
                                            Title: Assistant Finance Manager of
                                                   Petrobras' New York Office


                                        WITNESSES:



                                        1.  /s/ Gavin Lee Parrish
                                            ------------------------------------
                                            Name: Gavin Lee Parrish

                                        2. /s/ Michael Fruchter
                                           -------------------------------------
                                           Name: Michael Fruchter


                                        JPMORGAN CHASE BANK, as Trustee


                                        By: /s/ Susy P. Pestana
                                            ------------------------------------
                                            Name:  Susy P. Pestana
                                            Title: Assistant Vice President



                                        WITNESSES:



                                        1. /s/ Michael Fruchter
                                           -------------------------------------
                                           Name: Michael Fruchter

                                        2. /s/ Raha Ramezani
                                           -------------------------------------
                                           Name: Raha Ramezani

STATE OF NEW YORK          )
                           )        ss:
COUNTY OF NEW YORK         )


          On this 10th day of December, 2003 before me, a notary public within and for said county, personally appeared Susy Pestana, to me personally known who being duly sworn, did say that she is an Assistant Vice President of JPMorgan Chase Bank, one of the persons described in and which executed the foregoing instrument, and acknowledge said instrument to be the free act and deed of said corporation.



          On this 10th day of December, 2003, before me personally came Michael Fruchter and Raha Ramezani to me personally known, who being by me sworn, did depose and say that they signed their names to the foregoing instrument as witnesses.



                                             /s/ Nick Ferrer
                                             --------------------------
                                             Nick Ferrer
                                             Notary Public
                                             COMMISSION EXPIRES October 14, 2007

STATE OF NEW YORK          )
                           )        ss:
COUNTY OF NEW YORK         )


          On this 10th day of December, 2003, before me personally came Joseph Vieira, to me known, who, being by me duly sworn, did depose and say that he is the Attorney-in-Fact of Petrobras International Finance Company - PIFCo, a corporation described in and which executed the foregoing instrument and acknowledge that said instrument to be the free act and deed of said entity.

          On this 10th day of December, 2003, before me personally came Joseph Vieira, to me known, who, being by me duly sworn, did depose and say that he is the Attorney-in-Fact of Petroleo Brasileiro S.A. - Petrobras a corporation described in and which executed the foregoing instrument and acknowledge that said instrument to be the free act and deed of said entity.

          On this 10th day of December, 2003, before me personally came Gavin Parrish and Michael Fruchter to me personally known, who being by me sworn, did depose and say that they signed their names to the foregoing instrument as witnesses.



[Notarial Seal]

                                             /s/ Nick Ferrer
                                             --------------------------
                                             Nick Ferrer
                                             Notary Public
                                             COMMISSION EXPIRES October 14, 2007

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo


                                By:  /s/ Daniel Lima de Oliveira
                                     -------------------------------------------
                                Name:  Daniel Lima de Oliveira
                                Title: Financial Manager

Date: December 11, 2003